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20009206

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anders Raaum 847-850-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 East Milwaukee Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Anders Raaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anders Raaum
Signature

President and Chief Executive Officer
Title

Joyce M. Weller
Notary Public

"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/29/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FED Mutual Financial Services, Inc.

Financial Statements for the

As of and for the Year Ended December 31, 2019

FED Mutual Financial Services, Inc.

Year Ended December 31, 2019

Contents

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of FED Mutual Financial Services, Inc.
Riverwoods, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2019.

Milwaukee, Wisconsin
February 26, 2020

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash	$ 20,006
Investment - Common stock	32,130
FINRA Flex Funding	976
Prepaid expense	1,602
Accounts receivable - related party	1,594
Total Assets	$ 56,308

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 5,137
Deferred tax liability	6,056
Total Liabilities	11,193
Stockholder's Equity	
Common stock, $.01 par value per share; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	583,196
Accumulated deficit	(539,081)
Total Stockholder's Equity	45,115
Total Liabilities and Stockholder's Equity	$ 56,308

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2019

Income		
Commissions - related party	$	987
Dividend income		555
Interest income		131
Unrealized gain on investment - Common stock		7,659
Total Income		9,332
Expenses		
Commissions		987
General and administrative expenses		21,146
Regulatory and filing fees		4,848
Total Expenses		26,981
Loss before Income Tax Benefit		(17,649)
Federal Income Tax (Benefit)		(3,706)
Net Loss	$	(13,943)

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2019	$ 1,000	$ 558,196	$ (525,138)	$ 34,058
Contributions	-	25,000	-	25,000
Net loss	-	-	(13,943)	(13,943)
Balance, December 31, 2019	$ 1,000	$ 583,196	$ (539,081)	$ 45,115

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Cash Flows from Operating Acitvities	
Net loss	$ (13,943)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized (gain) on investment	(7,659)
Change in	
FINRA flex funding	254
Accounts receivable	132
Prepaid Expense	(5)
Accounts receivable - related party	19
Accrued expense	377
Deferred tax liability	1,611
Net Cash Used in Operating Activities	(19,214)
Net Cash Provided by Investing Activities	0
Net Cash Provided by Financing Activities	
Capital contribution	25,000
Net Cash Provided by Financing Activities	25,000
Net Increase in Cash	5,786
Cash, Beginning of Year	14,220
Cash, End of Year	$ 20,006

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Federal Life) and part of Federal Life Group. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or serves to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Insurance commissions are derived from the sale of insurance products to clients. The insurance company pays an asset-based commission. Revenue is recognized on the renewal date if the policy is in force. No revenue is earned on policies not in force at the renewal date. Commission revenue is recorded when earned. Commissions are earned and related expenses are recorded when premiums are received on the underlying policy.

Related Party Transactions

All of the Company's commission income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. The Company recorded $6,000 in 2019 to reimburse Federal Life for these expenses.

If expenses were incurred as a stand alone entity they would differ from the allocated amount. In 2019, the Company received a $25,000 capital contribution from its parent, Federal Life Insurance Company.

Investments

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company have been included in the life-nonlife consolidated federal income tax return of Federal Life Mutual Holding Company and will be part of the 2019 Federal Life Group consolidated filing. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2019, the Company had a deferred tax liability of $6,056 related to the unrealized gain on investment - common stock. For the year ended December 31, 2019, the Company's federal income tax benefit was comprised of $5,314 of current income tax benefit and $1,608 of deferred income tax expense.

The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statement of operations. No interest or penalties were recognized in 2019.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company believes that its federal income tax filing position and deductions will be sustained and does not anticipate an adjustment that will result in a material change to its financial position. No reserves for uncertain federal income tax positions have been recorded.

Tax years 2016 through 2018 are subject to examination by the Internal Revenue Service.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2020, the date the financial statements were issued, and has not noted any events or transactions requiring recognition or disclosure.

Going Concern

The Company does not have meaningful revenues and does not have the ability to continue as a going concern without financial support from its parent company. Federal Life has assured management that such support will continue.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2019, the Company had net capital of $38,111, minimum net capital requirements of $5,000 and a ratio of aggregate indebtedness to net capital of 0.13 to 1. Aggregate indebtedness to net capital shall not exceed 15 to 1 and capital rules may effectively restrict the payment of cash dividends. The Company has not paid any cash dividends to date.

Contingent Liabilities

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to the agreements is remote.

Note 3 – Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and

the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such case, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table sets forth by level within the fair value hierarchy the Company's only financial asset that was accounted for at fair value on a recurring basis as of December 31, 2019. As required by ASC 820, the asset is classified in its entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3
Common stock	$ 32,130	$ -	$ -

FED Mutual Financial Services, Inc.

Schedule I - Computation of Net Capital
Under Rule 15c3-1 of The Securities Exchange Act of 1934

Year Ended December 31, 2019

Aggregate Indebtedness	
Accrued expenses	$ 5,137
	5,137
Net Capital	
Common stock	1,000
Additional paid-in capital	583,196
Accumulated deficit	(539,081)
	45,115
Add	
Deferred tax liability attributable to haircut	1,012
Less	
Prepaid expense	(1,602)
Accounts receivable - related party	(1,594)
15% haircut on investment - Common stock	(4,820)
Net Capital	$ 38,111
Capital Requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	33,111
Total Capital	$ 38,111
Ratio of Aggregate Indebtedness to Net Capital	.13 to 1

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

See independent auditors' report regarding supplemental information.

FED Mutual Financial Services, Inc.

Schedule II - Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under
Rule 15c3-3 of The Securities Exchange Commission

Year Ended December 31, 2019

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

FED Mutual Financial Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDCER RULE 15c3-3

FED Mutual Financial Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See independent auditors' report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required under Rule 15c3-3

Year Ended December 31, 2019

FED Mutual Financial Services, Inc. ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Anders Raaum, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Anders Raaum

Anders Raaum
President and Chief Executive Officer
As of December 31, 2019

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FED Mutual Financial Services, Inc.
Riverwoods, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FED Mutual Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which FED Mutual Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) FED Mutual Financial Services, Inc. stated that FED Mutual Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FED Mutual Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FED Mutual Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 26, 2020

FED Mutual Financial Services, Inc.
Member Financial Industry Regulatory Authority
3750 West Deerfield Road • Riverwoods, Illinois 60015 • (847) 520-1900

February 27, 2020

SEC Mail Processing
FEB 28 2020
Washington, DC

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Washington, D.C. 20549

RE: 2019 Annual Audited Financial Statements

Dear Sirs:

This is to record the transmittal of the following documents pertaining to our Company's year end filing for 2019:

1. Annual Audited Report - Form X-17A-5 Part III
   (2 copies)

Sincerely,

Anders Raaum

Anders Raaum
President and Chief Executive Officer

/jw

enclosure